November 6, 2013

John Dana Brown

United States Security and Exchange Commission

Washington, D.C. 20549

Re:	Seven Arts Entertainment Inc.

Preliminary proxy Statement on Schedule 14A

Filed October 25, 2013

File No. 001-34250

Dear Mr. Brown:

Thank you for your letter of November 5, 2013 (“Comment Letter”). Filed herewith is a revised Preliminary Proxy Statement on Schedule 14A (“Revised Proxy”) redlined to reflect changes in response to your Comment Letter. I respond below on behalf of Seven Arts Entertainment Inc. (“us” or the “Company”) to each of the numbered questions or statements in your Comment Letter.

Proxy Card

1.	We note your response to our prior comment 1. The proxy card states that the proxy “will be voted FOR Proposals Nos. 1, 2, 3, 4 and 5 if no specification is made.” Please revise this sentence to state that you will vote for a frequency of one year on Proposal No. 5 if no specification is made. Refer to page 1.

Response: See Revised Proxy.

2.	We note that you have added the phrase “[a]ll shares not voted to require a frequency of one year for shareholder advisory votes” on the proxy card description of proposal 5. Please remove this sentence. In the alternative revise this sentence so that is clear to shareholders what you are saying.

Response: See Revised Proxy.

Seven Arts Entertainment Inc.

8439 Sunset Blvd., Suite 402

Los Angeles, CA 90069

Tel: (323) 372-3080 Email: phoffman@7artspictures.com

John Dana Brown

November 6, 2013

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to your prompt approval of the Revised Proxy.

Very truly yours,

Peter M. Hoffman

Cc:	Kate Hoffman

Candace Wernick

Randy Katz